

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

SiTime Corporation
5451 Patrick Henry Drive
Santa Clara, California 95054

> **Re:** **SiTime Corporation**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.17, 10.18 and 10.19**
> **Submitted May 31, 2019**
> **CIK No. 0001451809**

Dear Mr. Vashist:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Jorge del Calvo, Esq.